Filed by Xperi Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 333-236492

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

CORPORATE PARTICIPANTS

Geri Weinfeld Xperi Corporation - VP IR

Jon E. Kirchner Xperi Corporation - CEO & Director

Robert J. Andersen Xperi Corporation - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Eric Christian Wold B. Riley FBR, Inc., Research Division - Senior Equity Analyst

Mitchell Toshiro Steves RBC Capital Markets, Research Division - Analyst

Richard Cutts Shannon Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Xperi first quarter 2020 earnings conference call. (Operator Instructions.] I’d now like to turn the call over to Geri Weinfeld, Vice President of Investor Relations for Xperi. Geri, please go ahead.

Geri Weinfeld - Xperi Corporation - VP IR

Good afternoon, everyone. Thanks for joining us as we report our first quarter fiscal year 2020 financial results. With me on the call today are Jon Kirchner, CEO, and Robert Andersen, CFO.

Before we begin, I would like to provide 2 reminders. First, today’s discussion contains forward-looking statements that are predictions, projections or other statements about future events which are based on management’s current expectations and beliefs and therefore subject to risks, uncertainties and changes in circumstances. Please refer to the Risk Factors section in our SEC filings, including our most recent Forms 10-K and 10-Q, for more information on the risks and uncertainties that could cause our actual results to differ materially from what we discuss today, including but not limited to risks associated with the TiVo transaction, the development and launch of new products and any potential impact of the coronavirus. Please note that the company does not intend to update or alter these forward-looking statements to reflect events or circumstances arising after this call.

Second, we refer to certain non-GAAP financial measures, which exclude restructuring and other exit costs, merger and acquisition-related expenses, acquired intangible asset amortization, charges for acquired in-process research and development, stock-based compensation expense, interest income associated with ASC 606 and realized and unrealized gains or losses on equity securities. We have provided reconciliations of these non-GAAP measures to the most directly comparable GAAP measures in the earnings release and on the Investor Relations section of our website.

A recording of this conference call will be available on our Investor Relations website at www.xperi.com. I’ll now turn the call over to Jon Kirchner.

Jon E. Kirchner - Xperi Corporation - CEO & Director

Thanks, Geri, and thanks, everyone, for joining us. Xperi delivered a strong first quarter, with billings above the high end of the increased outlook range we provided on March 10. While we feel good about the results we are reporting today, I want to start today’s call by emphasizing that our top priority remains the safety of our employees, partners and customers during this global pandemic. We’re all going through a challenging time, and I want to express our sincere hope that you and your families are safe and well.

I would also like to thank all of our employees for their dedication and support during this time. Given that we have a globally distributed workforce, we have been doing a great deal of our work virtually for many years now. As a result, our employees have been able to effectively move from working at the office to working from home. Despite the circumstances, we continue to work creatively and ended the quarter closing several key deals, even while learning different ways to engage and work with one another and our customers.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

Our teams continue to drive hard to innovate and launch new solutions with our partners. At the end of March, we successfully launched our edge inference solutions company, Perceive, to very strong market, media and investor reception.

Even though our office operations have been impacted by the spread of the virus, some forms of normalcy are beginning to return to a few of our regional sites. In Asia, our Shenzhen office reopened on April 7, and our Taiwan and Korea offices continue to maintain normal operations. Importantly, our long-term business drivers remain intact, with a focus on delivering best-in-class immersive experiences in the home, in the car and on the go.

While parts of our business will be more challenged than others, we’re extremely fortunate that we have a resilient business model. This is due in large part to diversification across our end markets in product licensing and to an IP licensing business that delivers strong cash flow year after year. Our balance sheet remains solid, with $142 million in cash and investments at quarter end. We generated $32 million in operating cash flow during the quarter, up significantly from the first quarter of last year.

Given our diversified business and strong balance sheet, we are well positioned to withstand the impact of COVID-19. While no one has experienced a crisis quite like this before, our product licensing business successfully weathered and returned to growth after prior economic downturns in 2000 and 2008, and our IP licensing business has been resilient through challenging markets.

Robert will go into more detail on the puts and takes in each of the areas we operate, but at a high level, we recognize there are significant uncertainties with regard to the impact from COVID-19 on the various markets we serve. Having said that, we currently expect the annual impact to be moderated due to the fixed nature of our IP business and the diversity of our end markets.

Stepping away from the COVID-19 discussion, I want to spend a few minutes talking about the tremendous progress we’ve made on our technology solutions, and importantly, with the TiVo merger.

First and foremost, against the backdrop of the pandemic, our Perceive team came out of stealth and debuted its first product, the Ergo chip, a very exciting and innovative edge inference processing solution. We believe Ergo will set a whole new standard by bringing breakthrough accuracy and performance to consumer devices such as security cameras, smart appliances and mobile phones. Ergo improves key device features by enabling comprehension and intelligent reactions to surroundings without compromising consumer privacy.

Perceive enables a new growth vector for our business and extends the value of our imaging and audio solutions in our existing markets. The launch was very successful, with significant media and customer interest in the extraordinary features and capabilities of the new Ergo chip. We are actively engaged with leading partners in the home security space and a range of other partners across the smart home and mobile markets. We look forward to sharing more with you as the Ergo chip is implemented with our first customer later this year.

In addition to the launch of Perceive, last quarter I laid out a set of key priorities for 2020, and we continue to make good progress on each of these, even while working under incredibly unusual circumstances. One of our key priorities in 2020 is the launch of new products in automotive. Here our focus is on the commercialization of connected radio and our in-cabin monitoring solutions, both of which remain on track. Tier 1 and OEM partners continue to engage with us remotely to move engineering and contractual engagements to completion. Much of the work we are doing today is for car platforms in the 2021 to 2023 time frame, and this work continues to progress forward in anticipation of a stronger car market in the future.

Another key priority addresses our home market, where we continue to add more content and devices to the IMAX Enhanced program. During the quarter, we added more than 60 new certified 2020 TV models for North America, Europe, Japan, China and other key territories. And on the content front, we now have approximately 45 IMAX Enhanced titles released. Just this week we announced a significant expansion of the IMAX Enhanced ecosystem with Sony Pictures Entertainment. Sony has committed to release hundreds of new and never-before-released titles over the next 2 years, including all upcoming Sony and IMAX theatrical releases.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

On the IP front, we remain focused on building out our portfolio, advancing our pipeline of opportunities and accelerating the adoption of our Invensas bonding technologies. During the quarter we signed a new agreement and began a tech transfer with SK hynix. We also settled our outstanding litigation with Toshiba.

Despite the challenges facing the industry as a result of COVID-19, we are seeing strong interest in our direct and hybrid bonding technologies for a wide range of applications, including image sensors, time-of-flight sensors, stacked RF devices, high-performance memory and 3D NAND.

Lastly, we have been focused on closing the merger with TiVo and executing our integration and synergy plans. The transaction brings scale and diversification to our product and IP businesses, which is even more important in today’s market environment.

On the product side, we gained significant scale with the TiVo merger in addition to technology depth and a platform relevant to one of the largest challenges consumers face today — how to find, watch and enjoy entertainment. Combining will enable us to offer consumers a seamless, end-to-end entertainment experience, from choice to consumption. We will offer TV manufacturers a compelling user experience product while providing the opportunity to differentiate and monetize consumer engagement through direct-to-consumer advertising. And we will enhance the in-cabin entertainment experience, making it more seamless to enjoy content across different services, utilizing Xperi’s global digital radio platform along with TiVo’s industry-leading music search and discovery solutions.

On the IP side, the combined IP licensing business will be one of the industry’s largest. In addition, the blend of episodic revenue with recurring subscriber-based IP revenue provides important stability and diversification for the business. We continue to believe that added scale and diversification of the portfolio, the quality and expertise of the team and the broader market TAM will lead to better IP licensing outcomes, greater cash flow generation and improved visibility over the long term.

Since announcing the merger on December 19, we’ve made significant progress on pre-merger integration planning. This effort has given us confidence that we will deliver on the expected key value drivers and strategic synergies post-combination. The integration planning is being led by an experienced cross-functional team comprised of leaders from both Xperi and TiVo. We expect to share more details on road maps after the closing of the merger.

Importantly, TiVo’s business model, like ours, is also showing resilience during the challenging time due to significant increases in the consumption of home entertainment and a robust IP licensing model with long-term recurring revenue and significant cash flow generation. The shareholder meetings for both Xperi and TiVo are scheduled for May 29. We have committed financing and have cleared all regulatory hurdles, putting us on track for the closing of the merger following the shareholder meeting. We will soon enter our post-combination phase and continue to believe that by combining TiVo and Xperi, we will create significant strategic and financial value for our shareholders.

With that, I’ll turn the call over to Robert to discuss our financials.

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

Thanks, Jon. Let me begin by making a few initial observations about our business in relation to the pandemic. We are fortunate that a large portion of our billings is fixed for the year. Nonetheless, we are mindful of uncertainties in the current environment and have taken a cautious approach to managing our business. For instance, as the pandemic began, we took immediate steps to manage our cost base by reducing outside services, freezing all nonessential hiring and cutting discretionary spending. We believe these steps are prudent in the current environment and will place us in a stronger position coming out of this downturn.

I’ll return to COVID-19’s estimated impact on our business in a moment, but let me first cover results for the first quarter. As Jon mentioned, we delivered better-than-expected billings compared to the updated outlook that we provided on March 10. Billings in the first quarter were $112.8 million, up 8% year-over-year. We generated $32.6 million in operating cash flow, an increase of $18.8 million from last year, primarily due to higher cash collection from customers and lower interest expense.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

In Q1 the automotive market delivered $20.5 million in billings, down 5% year-over-year, due in part to lower NRE payments. For HD Radio, we’re working with several of our Tier 1 partners to develop lower-cost next-generation IC solutions, target growth in the lower end of the automotive market. In our efforts to address a growing trend toward software-defined radio solutions in the market, we’re working with multiple Tier 1’s, SDR integrators and SoC providers who are evaluating ARM-based HD Radio solutions. We are on track with a key OEM for the launch of Connected Radio later this year, and we continue to develop solutions for broadcasters to enhance their connectivity and position Connected Radio for wider adoption.

For example, we launched phone apps for the largest commercial broadcasters in Spain and Australia, our first app for stations in Israel and our first multi-station app in the U.S. On the in-cabin monitoring front, we continue to develop our next-generation driver monitoring solutions and are in advanced development of our first-generation occupancy monitoring platform with a European automotive manufacturer we signed 2 quarters ago. OCES, we are seeing growing in our technology for various Tier 1 partner platforms. As a result, we are engaging directly with the OEMs to provide quotes on multiple DMS and OMS programs, primarily driven by demand in Europe.

For the home market in Q1, we delivered billings of $24.3 million, down 9% year-over-year due to weakness in game consoles as consumers remain on the sidelines, waiting for the launch of the next generation of consoles. During the quarter we signed 2 new multimillion-dollar DTS decoder and audio post-processing licensing agreements with well known Chinese TV brands for their 2020 to ‘21 model years.

As expected, billings in the mobile market declined year-over-year to $5.6 million, a decrease of 19% from Q1 2019 due to the ongoing contract interpretation issue with a key mobile customer. We continue to build momentum in gaming with the launch of the new BF 5G phone with DTS technology. Our Sound Unbound solution maintains a solid 4-plus star rating in the Microsoft Store, and we are seeing strength in downloads of the solution.

Moving to our IP licensing and semiconductor business, first quarter billings were $56.2 million, up 29% from last year, driven by the settlement of litigation with Toshiba. Despite the pandemic, we continue to have patent licensing discussions with potential customers and have made significant progress on the transfer of our technology to SK hynix, supporting their internal developing efforts. We remain confident in the broader opportunity that DRAM and NAND markets represent for our hybrid bonding technologies over the next several years and see memory serving as the proving ground for high-volume logic applications such as microprocessor graphics processors, network processors and other high-performance logic devices.

GAAP operating expense, including cost of revenue, was $93.1 million compared with $86.6 million for the first quarter of 2019. Non-GAAP operating expense, including cost of revenue, was $59.6 million, an increase of $6.1 million compared with the first quarter of 2019. This year-over-year increase was primarily driven by investment in Perceive and machine learning initiatives, higher bad debt reserves and costs related to expanding the IMAX Enhanced program, for which the benefit will be received over time. Interest expense for the quarter was $4.3 million, and we paid $5.6 million in net cash taxes.

Moving to the balance sheet, we finished the quarter with $142.1 million in cash, cash equivalents and investments. Our solid balance sheet positions us well to continue to execute on our strategic initiatives while we manage through an uncertain environment.

Let me now return to COVID-19 and the impact we think it will have on our business. Given the uncertainties around the impact that COVID-19 could have on our end markets over the remainder of the year along with the upcoming merger with TiVo, we’re suspending our 2020 billings outlook. We will continue to monitor the situation, and after closing the merger and receiving updated market information after Q2, we should be in a better position to provide an updated outlook for the combined company.

Let me now provide some additional context for the year and how we see the impact relative to our prior annual guidance. For the IP licensing business, following the SK hynix and Toshiba agreements, our 2020 outlook did not include any new IP licensing deals. Consequently, IP licensing provides a fixed base of billing that accounts for approximately 45% of the 2020 outlook provided in February.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

Turning to our product licensing segment, we’ve analyzed the potential impact of COVID-19 to the various end markets and do expect some variance versus what we had in the prior outlook. For automotive, our billings from HD Radio, another sound-based technology, (technical difficulty) to the work we are doing today is for car platforms in the 2021 to ‘23 time frame.

We anticipate slightly less of an impact in our home and mobile markets, given that in-home entertainment is a major source of consumption for individuals during this time. Analysts are predicting a wide range of outcomes for TV sales in 2020, from down 5% to down 17%. It is also possible the new game console cycle will occur later than anticipated due to production delays, which could have an impact on our billings.

Let me summarize how this all fits together in context of our full year. The first quarter’s, of course, now complete, and we also have a good view into Q2 because our product licensing billings are determined by the royalty reports for Q1 that we received at the beginning of this quarter. As a result, we can add fixed IP licensing with the first 2 quarters of product licensing to yield high certainty into about 70% of our initial billings outlook for the year. The remaining 30% is based on unit shipments within each of the markets that are impacted by the pandemic, but the degree and duration of impact is uncertain.

As for the second quarter, because of visibility through unit-based royalty reports already received, we are able to provide standalone Xperi guidance on billings and directional guidance on expenses, excluding any impact from the business combination. We expect Xperi’s second quarter billings to be between $85 million to $90 million and non-GAAP operating expense to be sequentially lower from Q1 2020 by approximately 8% to 10%.

That concludes our prepared remarks. Let’s now open the call to your questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And we’ll take our first question from Richard Shannon with Craig-Hallum Capital Group.

Richard Cutts Shannon - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

I’ll ask a quick question on the billing guidance for the quarter. Obviously, you didn’t give us a guide for that back in February, just a yearly number, which has now been withdrawn. But if you compare what this billings outlook looks like compared to what you were implicitly thinking back in February, maybe that would be a good starting point for thinking about impact here from COVID.

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

I think we were feeling a little bit of the impact from COVID in our Q2 numbers. But as you well know, there’s a delay in the time, a lag, so we recognize the royalty reports from Q1 in Q2 as billings. And so we’re feeling a little bit the impact from COVID-19, but that really — we didn’t get to shelter-in-place orders until early to mid-March. So I think it’s not all that different than what we would have originally expected, but I think it does have a small amount of impact.

Richard Cutts Shannon - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Okay, all right. I know this may be a little bit too early to ask in this kind of environment, but would you anticipate reinstating your yearly guidance next quarter, assuming things have not deteriorated from here?

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

Yes, I think if we can — as I mentioned on the call, if we can get better visibility from — within the next quarter or so in terms of where the markets are heading, we’ll intend to provide updated guidance. That’s at least what we’d like to do.

Richard Cutts Shannon - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Okay, that’s fair enough, then. Maybe a question on IMAX Enhanced. You had a nice release earlier this week. I haven’t had a chance to really absorb that, but maybe you can give us a sense in the context here of how big of a deal this is for you. And maybe if you can give us a sense of when you expect to see some real contributions to your product pricing in home from IMAX Enhanced in general — not just the Sony, but the entire program?

Jon E. Kirchner - Xperi Corporation - CEO & Director

I think the key thing to think about is we’re building an ecosystem here between content and devices. And we’ve had a number of announcements in and around content as well as devices, as we now have nearly — I want to say 20 different partners who are working on the platform from a hardware perspective. We’ve also had content support. But the significance of this announcement is that Sony has made the decision that the interest in the program and the importance of presenting their content across a much wider base of titles is important to the at-home viewing experience and that this represents the best-in-class way to enjoy home entertainment. And as a result, they’re committing to a significant number of titles that in turn will further support other hardware decisions in support of the program.

So in totality, ecosystems build one step at a time across both content as well as devices. This represents a significant step on the content side, and it will obviously have near and medium-term benefits.

To the question of how do we think about this in the context of our numbers, clearly we’re beginning to see an acceleration of revenue related to IMAX. I would say in the scheme or the grand totality of our businesses, you’ll see it show up more meaningfully in ‘21 and ‘22. But overall, we’re very pleased with the progress of the program.

Richard Cutts Shannon - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Okay, sounds good. Then one last question for me and I’ll jump out of line here. Obviously, the automotive space has been impacted significantly. No surprise about your comments about unit-driven demand here in your product licensing business. But I guess I’m a little bit surprised, perhaps, on your comment that some of the new programs, new in-cabin monitoring and Connected Radio haven’t been affected at all. Do you have full view and visibility and confidence in that, or is that just what your partners are telling you and there’s still perhaps another shoe to drop here? What kind of confidence do you have in that sustaining?

Jon E. Kirchner - Xperi Corporation - CEO & Director

I think our feedback at this point is based on the data we have, which is really along the lines of 3 key points.

First, next-gen programs that are deemed important to our customers over the next 3 to 5 years continue to be worked on actively and aggressively, and that includes both in-cabin monitoring as well as next-gen entertainment and Connected Radio in the car.

The second thing is that as our partners launch these technologies, they typically launch them in a limited number of units, and then they expand more aggressively over time. And so as we think about the impact on our business from COVID in the short run, our partners intending to launch these projects were slated later in the year and into ‘21 in the first place. So it doesn’t necessarily add up that short-term disruptions in supply would directly impact the trajectory of these programs.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

And then I think the third and final key point is that as, I think, automakers look ahead and obviously recognize the importance of both more advanced infotainment as well as safety, we are riding an arc that is very relevant to where that business is going over the next 3 to 5 years, which I think bodes well for us as we look to grow in and around these technologies and ultimately come to the plate even stronger with more technology in the context of the TiVo combination.

Richard Cutts Shannon - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Okay, that’s helpful. Maybe I’ll just throw a last one quickly to Robert. I think you mentioned your OpEx being down 8% to 10% on a pro forma basis this quarter. I just wanted to verify that’s correct. And then what do we think about it beyond that? Is that correlated with general activity, or is this a new cost structure, or can you help us understand those?

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

Yes, I wanted to give directional guidance for Xperi specifically. We’re planning to close this merger transaction in early June, and so we’ll have a mix of spend for the quarter. So I think for — given that we suspended guidance for the entire year, I think it’s best to hold off on figuring out what that’s going to look like until we have the combination done. But I did want to give directional guidance, and that’s just from Q1 through 2Q, too, so sequentially down 8% to 10% is what I said on the call.

Operator

We’ll go next to Mitch Steves with RBC Capital Markets.

Mitchell Toshiro Steves - RBC Capital Markets, Research Division - Analyst

I just wanted to talk about the end market exposure you think you’ve got. Typically, it’s auto, mobile, et cetera. Just from a high level, could you maybe — I realize you guys can’t give out numbers — but from a high level for 2020, so automotive, home, mobile — which one of those will be down the most? It sounds like mobile and automotive is your view, but I just want to hear what you guys think in terms of the mix going forward for 2020. And I have a follow-up.

Jon E. Kirchner - Xperi Corporation - CEO & Director

Sure. Let me start out this, Robert. So we are getting a range of industry reports, and I think we’ll say the situation is still developing. But the initial reports indicate automotive units down year-over-year between 15% and 20%. And I think in the home category, it’s still early to say because that’s obviously driven to some extent by the demand for entertainment within the home. So we’ve seen ranges between 5% to 17% down, and that’s as best we can figure at the moment. Mobile, I think, still remains a question mark as well.

Mitchell Toshiro Steves - RBC Capital Markets, Research Division - Analyst

Okay, and then secondly in terms of the overall OpEx for the company and the work-from-home initiative, have you guys noticed any changes to your operational structure that allow you to reduce costs going forward, or do you think that the way you run, it’s going to go back to normal eventually?

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

Jon E. Kirchner - Xperi Corporation - CEO & Director

Well, with regard to CapEx for the year, most of what we’re incurring there is really for IT equipment and machine learning equipment. And so we’re going to pretty actively manage that spend over the remainder of the year, just given the uncertainty in the business. Does that get to the heart of your question?

Mitchell Toshiro Steves - RBC Capital Markets, Research Division - Analyst

Okay, yeah, I guess that was my intent. And just one really small one (inaudible) ask. It’s an EPS number for March and diluted base of that $0.83, or what’s around there?

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

Yeah, that’s correct. If I was calculating it based on billings, we would get to $0.83.

Operator

We’ll take our next question from Eric Wold with B. Riley FBR.

Eric Christian Wold - B. Riley FBR, Inc., Research Division - Senior Equity Analyst

There’s a lot of uncertainty around COVID, and a couple of questions we’re going to ask around the guidance and the different end markets you’re seeing potential risk to. I want to make sure I triangulated to get to – make sure I understood the comments at the beginning right. So for (inaudible), you said 70% of the prior guidance was fixed and highly visible, the other 30% that’s based on units could see some impact based on automotive, mobile and home, with automotive being the highest risk up to 20%, everything else being less than that. So 30% or the highest blended impact of 15% to 20% would sit at only 5% to 6% at the high end of the prior billing guidance for the year is at risk. Is that fair or am I off base thinking about it in that limited magnitude?

Robert J. Andersen - Xperi Corporation - Executive VP & CFO

I think you’re in the ballpark. If we were looking at the remainder of the year, that’s correct. About 30% is not high certainty, although we’ll get part of that, for sure. So if we were looking at the risk for the total year billings compared to the prior guidance, I would say it’s roughly 10%.

Eric Christian Wold - B. Riley FBR, Inc., Research Division - Senior Equity Analyst

Okay. And then maybe what you’re hearing from your key partners around the supply chain. I know there’s a lot of uncertainty around demand with economics and the consumers not going to get to stores and the shutdown and hopefully, that reopens the economy short term. But what are you hearing in terms of the supply chain in general in terms of how much of an impact that had and if you’re hearing anything around what impact could linger into the holiday season?

Jon E. Kirchner - Xperi Corporation - CEO & Director

Eric, I think the data is changing, so reports that we were getting, say 4 to 6 weeks ago, I think things have, based on what we’re hearing, have stabilized quite a bit. I think people are beginning to think more constructively about what the fall and holiday season is going to look like and beginning to think about their plans. I don’t think we yet know exactly how that’s going to go down, but I think the summer is typically a time where people are not only making those decisions, but they’re putting things into production. I think there’s more likely to be more product moving in early Q4 than perhaps in a more stable year, based on demand patterns from what we’re hearing. But I think we’re still gathering data, but definitely, the supply chain situation is improving. Many — in a number of our markets, feedback has been positive.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

I think the second thing to appreciate is that retail obviously is changing and will change as a function of this experience. The good news is that people are very comfortable buying electronics online as need be. And so when we think about some of the variables that we’re looking at and thinking about, there clearly is a path to obtain goods, even if it isn’t in physical retail. Secondly, as we look at some of the industry data, and Robert was touching on some of this as we think about different guidance scenarios, also keep in mind that some of that macro data needs to be further parsed, because some of the products we’re in may be less or more affected, and we’re an ingredient in lots of different products.

And so you can’t directly, easily, necessarily just take a macro number and say yes, you’ll be right there. So we’re looking at all of those variables, but I think the good news is that things seem to be stabilizing a bit, and we’ll be a lot smarter here in the next 2 to 3 months.

Eric Christian Wold - B. Riley FBR, Inc., Research Division - Senior Equity Analyst

Perfect. And then the final question from me. I know you noted that no change in your discussions with the automotive OEMs in terms of integration into the ‘21 to ‘23 model years, even with what’s happening now. I know that some of the home and mobile segments can have shorter product cycles. Has there been an impact to what you would have expected to be integrated or implemented this year in those markets, and/or what may have been planned for ‘21 and beyond?

Jon E. Kirchner - Xperi Corporation - CEO & Director

I would say not significantly. Mobile remains a tough space. The home product cycles for the latter part of this year into early next, many of those planning decisions were made last fall technically. So I think we’re on a fairly straight shot, except for things that may be truly on the margin with regard to the late end-of-year 2020 products.

I think there’s a bigger question, obviously, and this is the one we’re studying carefully, is just what happens with end demand in these markets and how do people respond to some kind of normalization in the broader economy?

Operator

And this does conclude our question-and-answer session. I’d like to turn it back to management for any additional or closing remarks.

Jon E. Kirchner - Xperi Corporation - CEO & Director

Thanks, operator, and thanks, everyone, for joining today’s call. We look forward to meeting with many of you either virtually or in person over the coming months, and we hope that everyone stays healthy and safe during these unprecedented times. And again, I want to extent my thanks to our employees for their dedication and hard work during a very challenging time.

As we approach the close of the TiVo merger, we will be well positioned with an industry-leading platform and an exciting road map for long-term growth. I look forward to telling you more about it as we move ahead. And this concludes today’s call.

Operator

Ladies and gentlemen, thank you for your participation. You may now disconnect.

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MAY 06, 2020 / 9:00PM, XPER.OQ - Q1 2020 Xperi Corp Earnings Call

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